Term Sheet
To prospectus dated November 14, 2011,
prospectus supplement dated November 14, 2011 and
product supplement no. 1-I dated November 14, 2011

Term Sheet to
Product Supplement No. 1-I
Registration Statement No. 333-177923
Dated March 27, 2013; Rule 433

JPMORGAN CHASE & CO.

Structured Investments

JPMorgan Chase & Co.
Callable Variable Rate Range Accrual Notes Linked to the 30-Year Euro Constant Maturity Swap Rate and 2-Year Euro Constant Maturity Swap Rate due April 10, 2028
$

General

- Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing April 10, 2028, subject to postponement as described below.
- The notes are designed for investors who seek periodic interest payments that (a) for the Initial Interest Periods, will be equal to a fixed Interest Rate of 8.00% per annum and (b) for all subsequent Interest Periods, will be equal to the greater of (a) zero or (b) the Multiplier multiplied by the Spread, which is equal to the 30-Year EUR CMS Rate minus the 2-Year EUR CMS Rate minus 0.25%, in accordance with the Accrual Provision (described below) and subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.75% per annum. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 1-I, will supersede the terms set forth in the accompanying product supplement no. 1-I. Among other things, your interest rate will be determined as described below under "Key Terms — Interest Rate."
- At our option, we may redeem the notes, in whole but not in part, on any of the specified Redemption Dates specified below.
- Minimum denominations of $1,000 and integral multiples of $1,000 thereafter.
- The notes are expected to price on or about April 5, 2013 and are expected to settle on or about April 10, 2013.

Key Terms

Payment at Maturity:	If the notes have not been redeemed, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 plus any accrued and unpaid interest.
Redemption Feature:	At our option, we may redeem the notes, in whole but not in part, on the 10th day of January, April, July and October of each year, commencing April 10, 2016 (each, a "Redemption Date") by providing at least 5 Business Days' notice; provided, however, that if any Redemption Date is not a Business Day, then such Redemption Date shall be the following Business Day. If the notes are redeemed, you will receive on the applicable Redemption Date a cash payment equal to $1,000 for each $1,000 principal amount note redeemed. Any accrued and unpaid interest on notes redeemed will be paid to the person who is the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Redemption Date.
Initial Interest Period(s):	The Interest Periods beginning on and including the Issue Date of the notes and ending on but excluding April 10, 2014.
Initial Interest Rate(s):	8.00% per annum.
Interest Period:	The period beginning on and including the Issue Date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.
Interest Payment Date(s):	Interest on the notes will be payable quarterly in arrears on the 10th day of January, April, July and October of each year (each such date, an "Interest Payment Date"), commencing July 10, 2013, up to and including the Interest Payment Date corresponding to the Maturity Date, or, if the notes have been redeemed, the applicable Redemption Date. See "Selected Purchase Considerations — Periodic Interest Payments" in this term sheet for more information.
Interest:	With respect to each Interest Period, for each $1,000 principal amount note, the interest payment will be calculated as follows: $1,000 x Interest Rate x (90/360)
Interest Rate:	The Interest Rate on the notes, which will be payable in arrears on each Interest Payment Date, will initially be equal to the Initial Interest Rate during the Initial Interest Periods. For all other Interest Periods (occurring after the Initial Interest Periods), the Calculation Agent will determine the Interest Rate per annum applicable to each Interest Period, calculated in thousandths of a percent, with five ten-thousandths of a percent rounded upwards, based on the following formula: [MAX (0, Multiplier × Spread)] × (Variable Days/Actual Days), where "Multiplier" is equal to 4; "Spread" means, with respect to each Interest Period (other than the Initial Interest Periods), an amount per annum† equal to the 30-Year EUR CMS Rate minus the 2-Year EUR CMS Rate minus 0.25%, subject to the Maximum Interest Rate of 7.75% per annum and the Minimum Interest Rate of 0.00% per annum; "Variable Days" is the actual number of calendar days during such Interest Period on which the Accrual Provision is satisfied; and "Actual Days" means, with respect to each Interest Payment Date, the actual number of days in the Interest Period. Notwithstanding the foregoing, in no event will the Interest Rate for an Interest Period (other than the Initial Interest Periods) be less than the Minimum Interest Rate or greater than the Maximum Interest Rate. †The Interest Rate may not equal the Multiplier multiplied by the Spread during any Interest Period. The Interest Rate will depend on the number of calendar days during any given Interest Period on which the Accrual Provision is satisfied. See the definition for "Variable Days" and "Accrual Provision" herein, as well as the formula for Interest Rate set forth above.
Minimum Interest Rate:	0.00% per annum
Maximum Interest Rate:	7.75% per annum
30-Year EUR CMS Rate:	The 30-Year Euro Constant Maturity Swap Rate is the annual swap rate for euro swap transactions with a designated maturity of 30 years that appears on Reuters page "ISDAFIX2" (or any successor page) under the heading "EURIBOR BASIS-EUR" and above the caption "11:00 AM Frankfurt" at approximately 11:00 a.m., Frankfurt time, on the Accrual Determination Date or the Determination Date, as determined by the Calculation Agent. On the Accrual Determination Date or the Determination Date, if the 30-Year Euro CMS Rate cannot be determined by reference to Reuters page "ISDAFIX2" (or any successor page), then the calculation agent will determine the 30-Year EUR CMS Rate in accordance with the procedures set forth under "What are the EUR CMS Rates" below.
2-Year EUR CMS Rate:	The 2-Year Euro Constant Maturity Swap Rate is the annual swap rate for euro swap transactions with a designated maturity of 2 years that appears on Reuters page "ISDAFIX2" (or any successor page) under the heading "EURIBOR BASIS-EUR" and above the caption "11:00 AM Frankfurt" at approximately 11:00 a.m., Frankfurt time, on the Determination Date, as determined by the Calculation Agent. On the Determination Date, if the 2-Year Euro CMS Rate cannot be determined by reference to Reuters page "ISDAFIX2" (or any successor page), then the calculation agent will determine the 2-Year EUR CMS Rate in accordance with the procedures set forth under "What are the EUR CMS Rates" below. We refer to the 30-Year Euro Constant Maturity Swap Rate and the 2-Year Euro Constant Maturity Swap Rate each as a "EUR CMS Rate" and together, the "EUR CMS Rates".
Determination Date:	Two TARGET Settlement Days prior to the Interest Payment Date on which the Interest Period begins.
Other Key Terms:	Please see "Additional Key Terms" in this term sheet for other key terms.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 1-I and "Selected Risk Considerations" beginning on page TS-2 of this term sheet.

Neither the SEC nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying product supplement no. 1-I or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)(2)(3)	Fees and Commissions (1)(2)	Proceeds to Us
Per note	**At variable prices**	**$**	**$**
Total	**At variable prices**	**$**	**$**

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $60.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other affiliated or unaffiliated dealers of approximately $30.00 per $1,000 principal amount note. This commission will include the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The concessions of approximately $30.00 include concessions to be allowed to selling dealers and concessions to be allowed to any arranging dealer. The actual commission received by JPMS may be more or less than $60.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions that may be allowed to other dealers, exceed $80.00 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-42 of the accompanying product supplement no. 1-I.
(3) JPMS proposes to offer the notes from time to time for resale in one or more negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale, which may be at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices, provided that such prices will not be less than $970.00 per $1,000 principal amount note and not more than $1,000 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-42 of the accompanying product supplement no. 1-I.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

March 27, 2013

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or the SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

The notes are subject to the limitation on interest described under "Description of Notes — Floating Rate Notes" on page S-10 of the Prospectus Supplement dated November 14, 2011.

Additional Key Terms

Accrual Provision:	For each Interest Period (other than the Initial Interest Periods), the Accrual Provision shall be deemed to have been satisfied on each calendar day during such Interest Period on which the 30-Year EUR CMS Rate, as determined on the Accrual Determination Date relating to such calendar day, is greater than or equal to 2.00%. If the 30-Year EUR CMS Rate, as determined on the Accrual Determination Date relating to such calendar day, is less than 2.00%, then the Accrual Provision shall be deemed not to have been satisfied for such calendar day.
Accrual Determination Date:	Two TARGET Settlement Days prior to the applicable calendar day. Notwithstanding the foregoing, for all calendar days in the Exclusion Period, the Accrual Determination Date will be the first TARGET Settlement Day that precedes such Exclusion Period.
Exclusion Period:	The period commencing on the seventh TARGET Settlement Day prior to but excluding each Interest Payment Date.
TARGET Settlement Day:	Any day on which the Trans-European Automated Real-time Gross settlement Express Transfer system ("TARGET2") is open.
Business Day:	Any day, other than a Saturday, Sunday or a day on which banking institutions in the City of New York, New York are generally authorized or obligated by law or executive order to close.
Pricing Date:	April 5, 2013; provided, however that if such day is not a Business Day, then the Pricing Date will be the following day that is a Business Day.
Issue Date:	April 10, 2013; provided, however that if such day is not a Business Day, then the Issue Date will be the following day that is a Business Day.
Maturity Date:	April 10, 2028; provided, however that if the Maturity Date is not a Business Day, payment will be made on the following Business Day and no adjustment will be made to the payment made on that Business Day.
CUSIP:	48126DS34

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY OR UPON REDEMPTION** — Regardless of the performance of the 30-Year EUR CMS Rate or the 2-Year EUR CMS Rate, we will pay you at least 100% of the principal amount of your notes if you hold the notes to maturity or upon redemption. Because the notes are our unsecured and unsubordinated obligations, payment of any amount at maturity or upon redemption is subject to our ability to pay our obligations as they become due.

- **PERIODIC INTEREST PAYMENTS** — The notes offer periodic interest payments on each Interest Payment Date. With respect to the Initial Interest Periods, your notes will pay an annual interest rate equal to the Initial Interest Rate, and for the applicable Interest Periods thereafter, your notes will pay interest at the applicable variable Interest Rate as described on the front cover of this term sheet. Interest, if any, will be paid in arrears on each Interest Payment Date, to the holder of record of such notes at the close of business on the Business Day immediately preceding the applicable Interest Payment Date. If an Interest Payment Date is not a Business Day, payment will be made on the immediately following Business Day.

- **TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS** — You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 1-I. Subject to the limitations described therein, in the opinion of our special tax counsel, Sidley Austin LLP, the notes will be treated for U.S. federal income tax purposes as "contingent payment debt instruments." You will generally be required to accrue and recognize original issue discount ("OID") as interest income in each year at the "comparable yield," as determined by us, even though the actual interest payments made with respect to the notes during a taxable year may differ from the amount of OID that must be accrued during that taxable year. In addition, solely for purposes of determining the amount of OID that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield. You will be required to make adjustments to the amount of OID you must recognize each taxable year to reflect the difference, if any, between the actual amount of interest payments made and the projected amount of the interest payments (as reflected in the projected payment schedule). Under the forgoing rules, you will not be required to separately include in income the interest payments you receive with respect to the notes. To obtain the comparable yield and the projected payment schedule in respect of the notes, contact a certified financial analyst at the Global Securities Group desk at

(800) 576-3529. Generally, amounts received at maturity or earlier sale or disposition in excess of your tax basis, if any, will be treated as additional interest income while any loss will be treated as an ordinary loss to the extent of all previous interest inclusions with respect to the notes, which will be deductible against other income (e.g., employment and interest income), with the balance treated as capital loss, the deductibility of which may be subject to limitations. Purchasers who are not initial purchasers of notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes, including the treatment of the difference, if any, between their basis in the notes and the notes' adjusted issue price.

Subject to certain assumptions and representations received from us, the discussion in this section entitled "Taxed as Contingent Payment Debt Instruments", when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 1-I dated November 14, 2011.

- **THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, AFTER THE INITIAL INTEREST PERIODS, THE NOTES ARE SUBJECT TO AN INTEREST ACCRUAL PROVISION** — During the Initial Interest Periods, the rate of interest paid by us on the notes is at a fixed rate of 8.00% per annum. For each subsequent Interest Period (occurring after the Initial Interest Periods), interest on the notes will accrue on a daily basis if the 30-Year EUR CMS Rate is greater than or equal to 2.00% on the applicable Accrual Determination Date in accordance with the Accrual Provision set forth on the cover of this term sheet. If the 30-Year EUR CMS Rate is less than 2.00% on any Accrual Determination Date, the notes will not accrue interest on that day. If the notes do not satisfy the Accrual Provision for each calendar day in the Interest Period (other than the Initial Interest Periods), the interest rate payable on the notes will be equal to 0% for such Interest Period.

- **THE NOTES ARE NOT ORDINARY DEBT SECURITIES BECAUSE, AFTER THE INITIAL INTEREST PERIODS, THE RATE AT WHICH THE NOTES ACCRUE INTEREST IS VARIABLE AND MAY BE EQUAL TO 0.00%** — During the Initial Interest Periods, the rate of interest paid by us on the notes is at a fixed rate of 8.00% per annum. For each subsequent Interest Period (occurring after the Initial Interest Periods), subject to the Accrual Provision, interest will accrue based on the Spread, which is equal to the Multiplier multiplied by the 30-Year EUR CMS Rate minus the 2-Year EUR CMS Rate minus 0.25%, subject to the Minimum Interest Rate of 0.00% per annum and the Maximum Interest Rate of 7.75% per annum. If the Spread as described on the cover of this term sheet is less than or equal to zero, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate of 0.00% per annum. Additionally, if the 30-Year EUR CMS Rate is less than 2.00% per annum for an entire Interest Period, the Interest Rate for such Interest Period will be equal to the Minimum Interest Rate of 0.00% per annum. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during such period.

- **THE INTEREST RATE ON THE NOTES WILL NOT EXCEED THE MAXIMUM INTEREST RATE**— Although the notes are subject to an Accrual Provision, the amount of interest payable on the notes is still subject to the Maximum Interest Rate of 7.75% per annum. With respect to any Determination Date after the Initial Interest Periods, if the Multiplier multiplied by the Spread is greater than the Maximum Interest Rate of 7.75% per annum, for each $1,000 principal amount note, you will receive on the corresponding Interest Payment Date an interest payment that will not exceed $77.50 per $1,000 principal amount note per annum. The notes may provide less interest income than an investment in a similar instrument that is not subject to a maximum interest rate.

- **VARIABLE RATE NOTES DIFFER FROM FIXED RATE NOTES** — After the Initial Interest Periods, the variable Interest Rate on the notes is not fixed but will be determined in part based on the Spread and the Accrual Provision set forth on the cover of this term sheet. Returns determined according to this method may be less than returns otherwise payable on debt securities issued by us with similar maturities. You will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time during the term of the notes. When determining whether to invest in the notes, you should not focus on the highest possible interest rate. You should instead focus on, among other things, the overall interest rate structure of the notes as compared to other equivalent investment alternatives. You should not purchase the notes if you seek an investment that pays a fixed return.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes. Any potential change in our creditworthiness or credit spreads, as determined by the market for taking our credit risk, is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors — Risks Relating to the Notes Generally" in the accompanying product supplement for additional information about these risks.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission or reflects the deduction of a discount allowed to each agent and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the full principal amount and may be lower than the price at which you initially purchased the notes and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission or discount and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

- **THE METHOD OF DETERMINING WHETHER THE ACCRUAL PROVISION HAS BEEN SATISFIED FOR ANY INTEREST PERIOD MAY NOT DIRECTLY CORRELATE TO THE ACTUAL LEVEL OF THE 30-YEAR EUR CMS RATE** — The determination of the Interest Rate per annum payable for any Interest Period will be based on the actual number of days in that Interest Period on which the Accrual Provision is satisfied, as determined on each Accrual Determination Date. However, in each Interest Period we will use the 30-Year EUR CMS Rate to determine whether the Accrual Provision is satisfied on each calendar day during the period commencing on the seventh TARGET Settlement Day prior to but excluding the applicable Interest Payment Date, which period we refer to as the Exclusion Period. That rate will be the 30-Year EUR CMS Rate on the first TARGET Settlement Day immediately preceding the Exclusion Period, regardless of what the actual 30-Year EUR CMS Rate is for the calendar days in that period or whether the Accrual Provision could have otherwise been satisfied if actually tested in the Exclusion Period. As a result, the determination as to whether the Accrual Provision has been satisfied for any Interest Period may not directly correlate to the actual 30-Year EUR CMS Rate, which will in turn affect the Interest Rate calculation.

- **THE AMOUNT OF INTEREST, IF ANY, WILL BE AFFECTED BY A NUMBER OF FACTORS** — The amount of interest, if any, payable on your notes will depend primarily on the EUR CMS Rates and if the Accrual Provision is satisfied. A number of factors can affect the value of your notes and/or the amount of interest that you will receive, including, but not limited to:
    - changes in, or perceptions, about the future EUR CMS Rates;
    - general economic conditions;
    - prevailing interest rates; and
    - policies of the Federal Reserve Board regarding interest rates.
  These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

- **THE EUR CMS RATES MAY BE VOLATILE** — The EUR CMS Rates are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:
    - sentiment regarding the U.S. and global economies;
    - expectation regarding the level of price inflation;
    - sentiment regarding credit quality in U.S. and global credit markets;
    - central bank policy regarding interest rates; and
    - performance of capital markets.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the EUR CMS Rates, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:
    - the expected volatility of the EUR CMS Rates;
    - the Spread;
    - the time to maturity of the notes;
    - interest rates in the market generally, as well as the volatility of those rates;
    - a variety of economic, financial, political, regulatory and judicial events; and
    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **VARIABLE PRICE REOFFERING RISKS** — JPMS proposes to offer the notes from time to time for sale at market prices prevailing at the time of sale, at prices related to then-prevailing prices or at negotiated prices, provided that such prices will not be less than $970.00 per $1,000 principal amount note or more than $1,000 per $1,000 principal amount note. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from JPMS or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors beyond our control.

- **TAX DISCLOSURE** – The information under "Treated As Contingent Payment Debt Instruments" in this term sheet remains subject to confirmation by our tax counsel. We will notify you of any revisions to the information under "Treated As Contingent Payment Debt Instruments" in a supplement to this term sheet on or before the business day immediately preceding the issue date, or if the information cannot be confirmed by our tax counsel, we may terminate this offering of notes.

Hypothetical Examples of Calculation of the Interest Rate on the Notes for an Interest Period (other than an Initial Interest Period)

The following examples illustrate how to calculate the Interest Payment for an Interest Period (other than the Initial Interest Periods) and assume that the number of Variable Days in the Interest Period is 90 and the number of Actual Days in the Interest Period is 90. The hypothetical EUR CMS Rates, Spreads and Interest Rates set forth in the following examples are for illustrative purposes only and may not be the actual EUR CMS Rates, Spreads or Interest Rates for any Interest Period applicable to a purchaser of the notes. The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: For the Interest Period from and including April 10, 2014 to but excluding July 10, 2014, the 30-Year EUR CMS Rate is 4.00% and the 2-Year EUR CMS Rate is 3.00%. Because the 30-Year EUR CMS Rate (4.00%) is greater than the 2-Year EUR CMS Rate (3.00%), the Spread is positive and is equal to 0.75%. Accordingly, the Interest Rate is calculated as follows:

$$\text{MAX } [0, 4 \times (4.00\% - 3.00\% - 0.25\%)] = 3.00\% \text{ per annum}$$

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$$\$1,000 \times 3.00\% \times (90/90) = \$30.00$$

Example 2: For the Interest Period from and including April 10, 2015 to but excluding July 10, 2015, the 30-Year EUR CMS Rate is 10.00% and the 2-Year EUR CMS Rate is 1.00%. Because the 30-Year EUR CMS Rate (10.00%) is greater than the 2-Year EUR CMS Rate (1.00%), the Spread is positive and is equal to 8.75%. Because the Spread multiplied by the Multiplier of 4 is greater than the Maximum Interest Rate of 7.75% per annum, the Interest Rate is equal to the Maximum Interest Rate of 7.75% per annum.

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$$\$1,000 \times 7.75\% \times (90/90) = \$77.50$$

Example 3: For the Interest Period from and including April 10, 2016 to but excluding July 10, 2016, the 30-Year EUR CMS Rate is 4.00% and the 2-Year EUR CMS Rate is 6.00%. Because the 30-Year EUR CMS Rate (4.00%) is less than the 2-Year EUR CMS Rate (6.00%), the Spread is negative and equal to -2.25%. Because the Spread multiplied by the Multiplier of 4 is less than the Minimum Interest Rate of 0.00% per annum, the Interest Rate is equal to the Minimum Interest Rate of 0.00% per annum.

The quarterly interest payment per $1,000 principal amount note is calculated as follows:

$$\$1,000 \times 0.00\% \times (90/90) = \$0.00$$

Example 4: For an Interest Period the Accrual Provision is not met on any calendar day during the Interest Period, and therefore, the number of Variable Days is 0. Regardless of the product of the Multiplier multiplied by the Spread, because the Accrual Provision is not satisfied on any calendar day, the Interest Rate for the Interest Period will be equal to 0.00% per annum.

What are the EUR CMS Rates?

The 30-Year EUR CMS Rate is the annual swap rate for euro swap transactions with a designated maturity of 30 years that appears on Reuters page "ISDAFIX2" (or any successor page) under the heading "EURIBOR BASIS-EUR" and above the caption "11:00 AM Frankfurt" at approximately 11:00 a.m., Frankfurt time, on the Accrual Determination Date or the Determination Date, as applicable, as determined by the Calculation Agent.

The 2-Year EUR CMS Rate is the annual swap rate for euro swap transactions with a designated maturity of 2 years that appears on Reuters page "ISDAFIX2" (or any successor page) under the heading "EURIBOR BASIS-EUR" and above the caption "11:00 AM Frankfurt" at approximately 11:00 a.m., Frankfurt time, on the Accrual Determination Date or the Determination Date, as applicable, as determined by the Calculation Agent.

On the Accrual Determination Date or the Determination Date, if the 30-Year EUR CMS Rate or the 2-Year EUR CMS Rate cannot be determined by reference to Reuters page "ISDAFIX2" (or any successor page), then the Calculation Agent will request from five leading swap dealers in the Frankfurt interbank market, selected by the Calculation Agent, mid-market annual swap rate quotations in a representative amount and with a term equal to the applicable 30 year or 2 year maturity, at approximately 11:00 a.m., Frankfurt time, on such Accrual Determination Date or the Determination Date, as applicable. The "annual swap rate" means the mean of the bid and offered rates for the annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating Euro interest rate swap transaction with a term equal to the applicable 30 year or 2 year maturity commencing on the relevant Accrual Determination Date or the Determination Date, as applicable, and in the representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an Actual/360 day count basis, is equivalent to the Euro Interbank Offered Rate, or the EURIBOR, with a designated maturity of six months. If five quotations are provided as requested, the Calculation Agent will calculate the applicable EUR CMS Rate by eliminating the highest and lowest rates and taking the arithmetic mean of the remaining rates. If at least three, but fewer than five, quotations are provided, the EUR CMS Rate will be the arithmetic mean of the quotations. If fewer than three quotations are provided, the EUR CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Historical Information

The following graphs set forth the weekly historical performance of the EUR CMS Rates and the Spread from January 4, 2008 through March 22, 2013. We obtained the rates used to construct the graph below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The 30-Year EUR CMS Rate, as it appeared on Reuters page "ISDAFIX1" on March 26, 2013 was 2.343%. The 2-Year EUR CMS Rate, as it appeared on Reuters page "ISDAFIX1" on March 26, 2013 was 0.482%. The Spread on March 26, 2013 was 1.861%.

The historical CMS Rates and the Spread should not be taken as an indication of future performance, and no assurance can be given as to the EUR CMS Rates or the Spread on any Determination Date. We cannot give you assurance that the performance of the EUR CMS Rates and the Spread will result in any positive interest payments in any Interest Period subsequent to the final Initial Interest Period.

